UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number 0-00981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.
3300 PUBLIX CORPORATE PARKWAY
LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Index to Financial Statements, Supplemental
Schedule and Exhibits

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits - December 31, 2017 and 2016	2
Statements of Changes in Net Assets Available for Plan Benefits - Years ended December 31, 2017 and 2016	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31, 2017	14
Signature	15
Exhibit:
Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Plan Participants
Publix Super Markets, Inc.
401(k) SMART Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Publix Super Markets, Inc. 401(k) SMART Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2009.
Tampa, Florida
June 26, 2018

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value	$3,501,711,407	3,391,778,445
Notes receivable from participants	119,167,154	119,751,825
Employer contribution receivable	33,591,852	30,237,646
Total assets	3,654,470,413	3,541,767,916

Liabilities
Excess contributions payable	2,478,786	3,083,140
Total liabilities	2,478,786	3,083,140
Net assets available for plan benefits	$3,651,991,627	3,538,684,776

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Changes in Net Assets
Available for Plan Benefits
Years ended December 31, 2017 and 2016

	2017	2016
Additions (reductions) to net assets attributed to:
Contributions:
Participant	$174,625,323	168,480,712
Employer - stock	33,591,852	30,237,646
Total contributions	208,217,175	198,718,358
Investment income (loss):
Net appreciation (depreciation) of investments	92,809,382	(286,243,059)
Dividends	75,692,630	65,442,209
Interest	4,452,439	3,953,795
Total investment income (loss)	172,954,451	(216,847,055)
Total additions (reductions)	381,171,626	(18,128,697)
Deductions from net assets attributed to:
Benefits paid to participants	266,613,055	246,833,927
Fees paid by participants	1,251,720	1,227,938
Total deductions	267,864,775	248,061,865
Net increase (decrease)	113,306,851	(266,190,562)
Net assets available for plan benefits:
Beginning of year	3,538,684,776	3,804,875,338
End of year	$3,651,991,627	3,538,684,776

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(1)	Description of Plan and Summary of Accounting Policies
The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

(a)	General
The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC, Publix Asset Management Company and Publix North Carolina Employee Services, LLC (the “Company” or “Publix”) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

(b)	Plan Amendments
There were no plan amendments during the 2017 and 2016 Plan years.

(c)	Contributions
Eligible employees may contribute up to 10% of their eligible annual compensation, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among 12 investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2017 and 2016, the Company’s Board of Directors approved a match of 50% of an eligible participant’s annual contributions up to 3% of eligible annual compensation, not to exceed a maximum match of $750 per participant. The match, which is determined as of the last day of the Plan year and paid by the Company in the subsequent Plan year, is in common stock of Publix Super Markets, Inc. (“Publix Stock”). Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock.

(d)	Participant Accounts
Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the “Accounts”). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Matching Contributions Accounts of participants and of Accounts of separated participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures totaled $346,071 and $2,519,910 as of December 31, 2017 and 2016, respectively. Forfeitures, and earnings thereon, totaling $343,261 and $2,517,445 were used to reduce the Company matching contributions for the 2017 and 2016 Plan years, respectively. Forfeitures were higher for the 2016 Plan year due to an increase in forfeited distribution checks for participants that the Plan Administrator was unable to locate for prior Plan years.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(e)	Vesting
Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are generally 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

(f)	Notes Receivable from Participants
All actively employed participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous 12 month period. However, the value of any shares held by the participant in the Publix Stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All administration costs incurred as a result of a loan are paid by the participant. The interest rate is determined by Voya Institutional Plan Services as of the first business day of each calendar quarter based on the United States (“U.S.”) prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan. Participant loans are classified as notes receivable from participants in the statements of net assets available for plan benefits and measured at their unpaid principal balance plus any unpaid accrued interest.

A participant can choose a repayment term of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment elections. Upon separation of employment, all unpaid principal and unpaid accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

(g)	Distribution of Benefits
Benefits are recorded when paid.

A participant who reaches age 59½ and who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.

Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix Stock. If the value of the participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of the participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than April 1 of the Plan year immediately following the Plan year in which the participant reaches age 62.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

If the value of a deceased participant’s Savings Contributions and Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant’s Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until the participant would have reached age 70½.

(h)	Termination of Plan
The Company intends to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

(i)	Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

(j)	Investments
The Plan’s investments are stated at fair value. Quoted active market prices are used to value shares of mutual funds. Investment in Publix Stock represented 79.6% and 83.2% of the Plan’s net assets available for plan benefits as of December 31, 2017 and 2016, respectively. Because Publix Stock is not traded on an established securities market, the market price of Publix Stock is determined by the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. As part of the process to determine the market price of Publix Stock, an independent valuation is obtained. The process includes comparing the Company’s financial results to those of comparable companies that are publicly traded (“comparable publicly traded companies”). The purpose of the process is to determine a value for Publix Stock that is comparable to the stock value of comparable publicly traded companies by considering both the results of the stock market and the relative financial results of comparable publicly traded companies. Readily determinable fair value is used to value the Plan’s interests in collective investment funds. There are no unfunded commitments or restrictions on redemptions by participants of the collective investment funds.

Purchases and sales of Publix Stock are recorded on the applicable valuation effective date for Publix Stock. Purchases and sales of all other securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(k)	Investment Risk
Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and supplemental schedule of the Plan.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(l)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(2)	Administration of the Plan
Voya Institutional Trust Company, the Primary Trustee for the Plan, is responsible for the investment funds and other assets in which the employee contributions are invested, excluding Publix Stock. Tina P. Johnson is the Trustee responsible for the Publix Stock component of the Publix Stock Fund. Voya Institutional Plan Services serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:

•	Loan fees of $510,525 and $528,675 during 2017 and 2016, respectively, were deducted from the Accounts of participants who received loans and were paid to the third-party Plan Administrator.

•
Administrative fees of $451,719 and $405,855 during 2017 and 2016, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to the third-party Plan Administrator.

•
Florida stamp taxes of $172,731 and $184,327 during 2017 and 2016, respectively, were deducted from the Accounts of participants who received loans in the state of Florida and were paid to the third-party Plan Administrator. The third-party Plan Administrator is responsible for reporting and remitting Florida stamp taxes to the Florida Department of Revenue.

•
Expedited check fees of $116,745 and $109,081 during 2017 and 2016, respectively, were deducted from the net distribution, loan and withdrawal proceeds issued to participants who elected overnight delivery of their checks and were paid to the third-party Plan Administrator.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(3)	Investments
The Plan consists of the following investments:

(a)	American Funds EuroPacific Growth Fund (R-4 Class)
This mutual fund seeks long-term capital growth by investing in companies located in Europe and the Pacific Basin.

(b)	Baird Aggregate Bond Fund (Institutional Shares)
This mutual fund is actively managed and seeks an annual rate of total return, before fund expenses, that is greater than the annual rate of total return of the Bloomberg Barclays U.S. Aggregate Bond Index. The fund focuses on U.S. dollar-denominated debt securities of U.S. government and other public-sector entities, asset- and mortgage-backed obligations and corporate debt of U.S. and foreign issuers.

(c)	Dimensional Fund Advisors U.S. Small Cap Portfolio (I) Fund
This mutual fund seeks to achieve long-term capital appreciation. The fund uses a market capitalization approach to purchase a broad and diverse group of readily marketable securities of U.S. small cap companies.

(d)	Invesco Stable Value Trust Fund (Class C)
This collective investment fund seeks to preserve principal and provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The fund consists of investment grade, fixed and floating rate securities.

(e)	Publix Stock Fund
This fund includes two components: Publix Stock and cash awaiting investment in Publix Stock. Cash awaiting investment in Publix Stock is invested in a short-term fixed income funding vehicle, State Street Institutional U.S. Government Money Market Fund (Premier Class), a mutual fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix Stock, dividends earned on Publix Stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix Stock on valuation effective dates of Publix Stock. Effective September 30, 2016, the State Street Institutional U.S. Government Money Market Fund (Premier Class) replaced the State Street Institutional Liquid Reserves Fund (Premier Class) as the investment vehicle for the cash component of this fund.

(f)	State Street S&P 500 Index Fund (Class N)
This collective investment fund seeks to replicate the Standard & Poor’s 500 Index (“S&P 500 Index”), an index made up of 500 common stocks of U.S. companies that is generally considered to be representative of the overall U.S. stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index. Effective September 23, 2016, the fund changed from Class E to Class N.

(g)	State Street S&P Mid Cap Index Fund (Class XII)
This collective investment fund seeks to replicate the Standard & Poor’s MidCap 400 Index (“S&P MidCap 400 Index”). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(h)	State Street Strategic Balanced Funds
These collective investment funds use an asset allocation approach to provide for both current income and capital growth. The underlying investments of these funds are stock and fixed income funds, both invested in a passive manner. These funds offer diversification by blending risk across different types of investments (i.e., aggressive, moderate and conservative). The three State Street Strategic Balanced Funds are:
Aggressive Strategic Balanced Fund (Class I)
This fund seeks to provide growth of principal and some income by matching a diversified composite benchmark that is made up of 85% stocks and 15% bonds. Effective July 1, 2017, the composite benchmark changed and is made up of 75% stocks, 13% inflation hedging assets and 12% bonds.
Moderate Strategic Balanced Fund (Class I)
This fund seeks to provide income and growth of principal by matching a diversified composite benchmark that is made up of 55% stocks and 45% bonds. Effective July 1, 2017, the composite benchmark changed and is made up of 53% stocks, 37% bonds and 10% inflation hedging assets.
Conservative Strategic Balanced Fund (Class I)
This fund seeks to provide income and some growth of principal by matching a diversified composite benchmark that is made up of 75% bonds and 25% stocks. Effective July 1, 2017, the composite benchmark changed and is made up of 70% bonds, 22% stocks and 8% inflation hedging assets.

(i)	T. Rowe Price Blue Chip Growth Fund
This mutual fund seeks long-term capital growth by investing primarily in common stocks of well-established large- and medium-sized companies. This fund focuses on “blue chip” companies that are expected to have stronger financial results and have seasoned management teams.

(j)	T. Rowe Price Value Fund
This mutual fund seeks long-term capital growth and, secondarily, income by investing in common stocks believed to be undervalued in the marketplace. The fund focuses on “bargain” stocks that offer an opportunity for capital appreciation as other investors recognize the companies’ real value.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

The Plan’s investments [including gains (losses) on investments bought and sold, as well as held during the year] appreciated (depreciated) in value by $92,809,382 and ($286,243,059) during 2017 and 2016, respectively.

The fair value of investments is based on market prices using the following measurement categories:
Level 1 - Fair value is determined by using quoted prices in active markets for identical investments. Investments included in this category are mutual funds.
Level 2 - Fair value is determined by using other than quoted prices in active markets. By using observable inputs (such as similar securities), the fair value is determined through the use of models or other valuation methodologies (such as benchmarking of similar securities and using readily determinable fair value where the fair value per share is determined and published on a regular basis on a non-active market and is the basis for current transactions). Investments included in this category are Publix Stock and collective investment funds.
Level 3 - Fair value is determined by using other than observable inputs. Fair value is determined by using the best information available in the circumstances and requires significant management judgment or estimation. No investments are included in this category.
Following is a summary of fair value measurements for investments as of December 31, 2017 and 2016:

	Level 1	Level 2	Level 3	Total
December 31, 2017
Mutual Funds	$323,874,980	—	—	323,874,980
Publix Stock	—	2,907,937,507	—	2,907,937,507
Collective Investment Funds	—	269,898,920	—	269,898,920
Total Investments	$323,874,980	3,177,836,427	—	3,501,711,407

December 31, 2016
Mutual Funds	$232,928,924	—	—	232,928,924
Publix Stock	—	2,944,115,158	—	2,944,115,158
Collective Investment Funds	—	214,734,363	—	214,734,363
Total Investments	$232,928,924	3,158,849,521	—	3,391,778,445

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(4)	Employer Contribution Receivable
The employer contribution receivable is contributed in the form of Publix Stock. The matching contribution, net of forfeitures, of $33,591,852 for the 2017 Plan year was recorded as a receivable in the financial statements as of December 31, 2017 and funded by the Company in the 2018 Plan year with the transfer of 811,397 shares of Publix Stock. The matching contribution, net of forfeitures, of $30,237,646 for the 2016 Plan year was recorded as a receivable in the financial statements as of December 31, 2016 and funded by the Company in the 2017 Plan year with the transfer of 739,307 shares of Publix Stock.
Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

(5)	Related-Party Transactions
Certain Plan investments are collective investment and mutual funds managed by State Street Global Advisors (“State Street”), the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian for the Plan under the direction of Voya Institutional Trust Company. Voya Institutional Plan Services serves as the third-party Plan Administrator.
In addition to Publix Stock, the transactions involving State Street investments qualify as party-in-interest transactions. Certain administration costs paid to Voya Institutional Plan Services also are considered party-in-interest transactions.
The Plan received cash dividend payments on Publix Stock of $65,588,662 and $62,382,345 during 2017 and 2016, respectively. Such dividends were invested in the cash component of the Publix Stock Fund. The number of shares of Publix Stock held in participant Accounts totaled 70,240,036 and 71,983,256 with fair values of $2,907,937,507 and $2,944,115,158 as of December 31, 2017 and 2016, respectively.
During 2017 and 2016, company matching contributions were made in the form of Publix Stock. The values of such contributions are reported as employer stock contributions in the statements of changes in net assets available for plan benefits.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(6)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the expected 2017 Form 5500 and actual 2016 Form 5500:

	December 31,
	2017	2016
Net assets available for plan benefits per the financial statements	$3,651,991,627	3,538,684,776
Amounts allocated to withdrawing participants	(9,742,375)	(6,676,859)
Net assets available for plan benefits per the Form 5500	$3,642,249,252	3,532,007,917
The following is a reconciliation of benefit payments to participants per the financial statements to the expected 2017 Form 5500 and actual 2016 Form 5500:

	Year ended December 31,
	2017	2016
Benefits paid to participants per the financial statements	$266,613,055	246,833,927
Amounts allocated to withdrawing participants at end of year	9,742,375	6,676,859
Amounts allocated to withdrawing participants at beginning of year	(6,676,859)	(6,608,174)
Accrued excess contributions payable at end of year	(2,478,786)	(3,083,140)
Benefits paid to participants per the Form 5500	$267,199,785	243,819,472
Distributions of excess contributions per the Form 5500	$2,478,786	3,083,140
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2017 and 2016, but not yet paid as of that date. Distributions of excess contributions and any allocable income or loss that were paid for the 2017 and 2016 Plan years were recorded as liabilities in the financial statements as of December 31, 2017 and 2016.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(7)	Tax Status
The Plan, as amended and restated as of January 1, 2013, received a favorable tax determination letter, dated April 3, 2014, from the Internal Revenue Service (“IRS”) under Internal Revenue Code (“IRC”) Section 401(a). As such, the Plan’s design is exempt from federal income taxes under IRC Section 501(a). Though the Plan has been amended since January 1, 2013, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.
U.S. generally accepted accounting principles require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2017

Name of Issuer and Title of Issue	Number of Units/Shares	Current Value
Investments:
American Funds EuroPacific Growth Fund (R-4 Class)	605,856	$33,376,587
Baird Aggregate Bond Fund (Institutional Shares)	2,709,205	29,449,059
Dimensional Fund Advisors U.S. Small Cap Portfolio (I) Fund	788,261	28,330,107
Invesco Stable Value Trust Fund (Class C)	33,256,717	75,914,109
Publix Stock Fund:
Common stock of Publix Super Markets, Inc. *	70,240,036	2,907,937,507
State Street Institutional U.S. Government Money Market Fund (Premier Class) *	3,541,539	52,031,874
State Street S&P 500 Index Fund (Class N) *	1,458,559	86,804,701
State Street S&P Mid Cap Index Fund (Class XII) *	310,175	32,784,215
State Street Strategic Balanced Funds:
Aggressive Strategic Balanced Fund (Class I) *	1,049,551	29,630,028
Moderate Strategic Balanced Fund (Class I) *	1,148,166	29,940,970
Conservative Strategic Balanced Fund (Class I) *	649,543	14,824,897
T. Rowe Price Blue Chip Growth Fund	1,457,163	140,339,326
T. Rowe Price Value Fund	1,081,137	40,348,027
Total investments		3,501,711,407
Notes receivable from participants with interest rates ranging from 3.25% - 4.25% *		119,167,154
		$3,620,878,561

* Parties-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN

Date: June 26, 2018	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits Administration
and Assistant Secretary
Publix Super Markets, Inc.,
Plan Administrator